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                                         Filed By: Regions Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                            Subject Company: Park Meridian Financial Corporation
                                                  Commission File No.: 000-31277


         THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF REGIONS FINANCIAL CORPORATION AND PARK MERIDIAN FINANCIAL CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF PARK MERIDIAN FINANCIAL CORPORATION WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW).

         Park Meridian Financial Corporation ("Park Meridian") mailed to its shareholders a letter pertaining to the proposed acquisition (the ("Acquisition") of Park Meridian by Regions.

         A copy of the letter pertaining to the Acquisition is being filed as Exhibit A to this report, and is incorporated herein by reference.


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                                                                       EXHIBIT A

                                  July 5, 2001


Dear Shareholders, Clients and Friends:

By now, you've probably heard the news of the acquisition of Park Meridian Financial Corporation by Regions Financial Corporation which we announced on June 27. The agreement signed by Park Meridian and unanimously approved by our directors provides for a tax-free stock-for-stock merger, with Regions exchanging 0.55 of a share of its common stock for each share of Park Meridian common stock, subject to possible adjustment if Regions' average stock price declines below $29.00 per share over a defined period.

Regions is headquartered in Birmingham, Alabama, has $46.1 billion in assets and ranks among the 25 largest financial services companies in the nation. Its banking affiliate, Regions Bank, offers banking services from more than 680 banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas. Regions provides investment and brokerage services from more than 50 offices of Morgan Keegan & Company, Inc., one of the South's largest investment firms. Regions' stock is traded on the Nasdaq National Market System under the symbol "RGBK." Regions is currently paying dividends on its common stock at an annual rate of $1.12 per share.

We believe that Regions chose Park Meridian to make its entry into North Carolina's banking market because of our unique market niche here in Charlotte/Mecklenburg and because of our strong performance since opening in 1991. "We are very excited to expand our commercial banking franchise into Charlotte, North Carolina, through affiliation with Park Meridian," Regions' Chairman and Chief Executive Officer, Carl E. Jones, Jr. stated in our joint press release on June 27. "Park Meridian is a high growth commercial bank that has built its business by serving small business and affluent clientele in the Charlotte area. This operation will complement our existing Morgan Keegan presence in the rapidly growing, attractive Mecklenburg County area."

The initial merger will occur between the two holding companies, with Park Meridian Financial Corporation being merged into Regions Financial Corporation. For the time being, Park Meridian Bank will continue to operate as such; however, at some point, we anticipate that our bank will be merged into Regions Bank. Our goal is to continue the same level of customer service that our Park Meridian customers have come to expect. As part of Regions, we would be able to offer our customers a wider range of products and services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance, leasing and mortgage banking.


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The merger, which is anticipated to close during the fourth quarter of 2001, requires the approval of Park Meridian's shareholders and regulatory authorities. As a shareholder, you will receive notice of the special shareholder meeting for this purpose along with a proxy statement, Regions' registration statement and other relevant documents concerning the proposed transaction. We urge you to read the information you receive because it will contain important information.

We are extremely pleased to affiliate with Regions, as we feel the combination will offer a great deal of benefits to our shareholders, customers, employees and community. As always, we greatly appreciate your support of Park Meridian. If we can answer any questions or assist you in any way with your financial needs, please contact us.

Best regards,




Henry A. Harkey                                      Kevin T. Kennelly
Chairman of the Board                                President and CEO


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The proposed transaction will be submitted to Park Meridian's shareholders for their consideration, and Regions will file with the SEC a registration statement, which shall contain a proxy statement-prospectus to be used by Park Meridian in connection with its solicitation of shareholder approval for the proposed transaction, as well as other relevant documents concerning the proposed transaction. Park Meridian shareholders are urged to read the registration statement and the proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement-prospectus included in the registration statement, as well as other filings containing information about Park Meridian and Regions, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus can also be obtained, without charge, by directing a request to Park Meridian, Joseph M. Dodson, Park Meridian Financial Corporation, Post Office Box 11816, Charlotte, North Carolina 28220 (704-366-7275), or to Regions, Ronald C. Jackson, Senior Vice President and Director of Investor Relations, Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203 (205-326-7374).

Park Meridian and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Park Meridian in connection with the merger. Information about the directors and executive officers of Park Meridian and their ownership of Park Meridian common stock is set forth in the proxy statement, dated April 15, 2001, for Park Meridian's 2001 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A on April 6, 2001 (available on the SEC's Internet site at http://www.sec.gov). Additional information regarding the interests of those participants may be obtained by reading the proxy statement-prospectus regarding the proposed transaction when it becomes available.

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